Exhibit 3

Financial Review of Third Quarter, 2002 results for Tsakos Energy Navigation Limited.

Management Discussion

Revenue from vessels, net. Net revenue for the quarter (for 18 vessels) was $28.4 million, compared to $30.5 million (for 16 vessels) for the third quarter of 2001, a 6.8% decrease. This decrease reflects the especially weak market in Quarter Three, but also the opportunity taken to accelerate the repair program, which occupied 144 operating days in the period. The Quarter’s average time charter equivalent rate per vessel per day was approx. $15,700 per day compared to $18,900 for Quarter Three, 2001. Commissions at $1.4 million for the quarter represented 4.6% of gross revenue, compared to 5.2% in the previous year.

Voyage expenses. Voyage expenses increased to $7.5 million compared to $6.2 million in the third quarter of 2001, primarily due to two extra vessels on spot charter compared to last year, and a significant increase in bunker costs.

Vessel operating expenses. Despite the addition of three extra vessels operating in Quarter Three compared to the previous year, quarterly operating expenses remained at $7.3 million in total. Average daily running costs per vessel for the fleet fell from $5,600 to approximately $5,300, despite upward pressures caused by insurance costs, additional repairs and a rising Euro. This fall is partly due to reduced running costs during dry-docking activities, but also due to the impact of the new cost efficient vessels joining the fleet.

Depreciation and amortization. The addition of the new vessels resulted in depreciation increasing from $5.4 million to $6.2 million. Amortization of deferred charges decreased from $1.4 million to $0.9 million.

Management fees and General and Administrative expenses. Overheads amounted to $1.1 million dollars for Quarter Three, 2002, the same as the previous year.

Operating income. As a result of the reasons stated above, income from operations was $5.2 million versus $9.0 million in the third quarter 2001, representing a 42.9% decrease.

Interest and finance costs. Net interest and finance costs in the third quarter of 2002 amounted to $4.3 million compared to third quarter 2001 net interest costs of $5.8 million, a 25.7% decrease. However, the third quarter of last year included the first non-realized fair value charge of $3.8 million on the then newly created interest rate swaps. Those same instruments in this year’s Quarter Three resulted in another $770 thousand non-realized charge. The total of non-realized charges provided on these swaps to date is $6.5 million. This amount will gradually be credited to income over the next 20 months as the swap lives draw to an end. Although these swaps have the same ultimate effect as instruments that meet hedging criteria, it has now been formally resolved that all future interest rate instruments will meet hedging criteria, thus eliminating any direct effect to earnings.

As a result of the foregoing, TEN Ltd. reported net income of $858 thousand for the third quarter of 2002, versus $3.3 million in the third quarter of 2001. As a result, basic EPS was 5 cents based on 17 million shares, compared to 33 cents for the third quarter of 2001 based on 9.6 million shares.

Results for the nine months ended September 30. Revenue for the nine-month period ending September 30, 2002, was $82.6 million with an average of 17.2 vessels compared to $90.0 million in the previous year with 16 vessels. Operating income was $17.8 million compared to $32.3 million last year and net income was $8.7 million compared to $20.2 million. Of this year’s net profit to date, $1.1 million is attributable to the three new vessels. Basic EPS was 57 cents on 15.2 million shares compared to $2.09 in 2001 on 9.6 million shares. Net finance costs amounted to $9.1 million compared to $12.2 million for the previous period or, excluding swap fair value changes, $6.0 million and $8.4 million respectively.

Liquidity and capital resources. Cash balances (excluding restricted cash) stood at $35.4 million at September 30, 2002 compared to $37.5 million at the beginning of the quarter.

Net cash from operating activities in the quarter was $6.5 million, after expenditure on dry-dockings of $4.3 million, relating to the Aframaxes Panos G and Toula Z, and the Panamaxes Liberty and Bregen, the latter undergoing upgrading and survey throughout the quarter.

Net cash used in investing activities amounted to $37.7 million, relating primarily to the final instalment on the delivery of the new Suezmax, Decathlon, which entered service half way through the quarter.

Net cash from financing activities in the quarter amounted to $29.1 million, relating to the finance raised for the funding of the Decathlon. Total loans outstanding as at September 30, 2002, amounted to $296 million compared to $245 million at the beginning of the year. The total debt to capital ratio at the period end was 52%.